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October 5, 2009	Man Chiu Lee
Partner
011-852-3183-4303
manlee@hhlaw.com
VIA EDGAR, FACSIMILE & HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc. Preliminary Proxy Materials Filed September 25, 2009 File No. 0-27129
Dear Mr. Mancuso:
On behalf of Asian Financial, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated October 2, 2009 (the “Comment Letter”), regarding the above captioned Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A (“Preliminary Proxy Statement”). In connection therewith, the Company has attached revised pages (“Changed Pages”) to the Preliminary Proxy Statement, as well as this response letter to the Securities and Exchange Commission (the “SEC”) for further review. The Changed Pages reflect the changes made in response to the Comment Letter and certain proofreader’s corrections.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.
1.	The document you mentioned as attached as Exhibit A in your response to prior comment 1 appears to be your proxy statement, not an annual report as required by Rule 14a-3(b). Please tell us how the material that you will be using to satisfy the annual report

Mr. Russell Mancuso
October 5, 2009

requirement of Rule 14a-3(b) will address applicable pending comments regarding your pending Securities Act registration statement.
Response: The Company respectfully advises the staff that it will be using its Form 10-K disclosure as its annual report to satisfy its 14a-3(b) obligations. Specifically, the required disclosure set forth in 14a-3(b)(1) through (9) is included in the version of the Form 10-K to be sent to shareholders. A copy of the annual report to shareholders is attached as Exhibit A to this comment letter.
The Company considered whether the staff’s comment with regard to the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations would affect the Company’s annual report and concluded that it would not result in a material change in the disclosure.
The Company also considered whether the staff’s comment with regard to the Company’s Compensation Discussion and Analysis would affect the Company’s proxy statement disclosure and concluded it would not because the intended one time grant of 875,000 shares to certain employees including members of the executive management team, excluding the chief executive officer and chief financial officer, does not relate to services rendered for the period preceding June 30, 2009. In addition, the intended grant is contingent on many factors, including the approval of the 2009 Asian Financial, Inc. Omnibus Plan by the Board of Directors and the closing of the proposed primary and secondary offering of the Company. Furthermore, as of the date hereof, the Company has neither identified the individuals to receive the proposed grants of the Company’s common shares nor the number of shares to be granted to these individuals. Therefore, the Company respectfully submits that any disclosure regarding this intended grant would not be appropriate to include in the proxy statement for this period.
The Company also considered whether the staff’s comment with regard to Xiqing Diao’s performance benchmarks would affect the Company’s proxy statement disclosure. The Company advises the staff that Mr. Diao served as the Company’s Chief Operating Officer during fiscal 2009. Mr. Diao also served as the Company’s Interim Chief Executive Officer from July 9, 2009 to August 26, 2009, for which he received no additional compensation, salary or bonus. The Company maintains that a discussion regarding Mr. Diao’s compensation is not required because he was not serving as the Company’s chief executive officer or chief financial officer during fiscal 2009. In addition, Mr. Diao was not determined to be among the Company’s highly compensated executive officers as his total compensation did not exceed $100,000 during the fiscal year ended June 30, 2009 (Mr. Diao’s total compensation during fiscal 2009 was $42,650).
In the interest of providing clear disclosure, however, the Company respectfully advises the staff that the proxy statement will be revised to properly reflect Xiqing Diao’s performance benchmarks. Mr. Diao’s performance benchmarks included (1) increase overall sales and (2) continuity of production. This disclosure has been updated, as set

Mr. Russell Mancuso
October 5, 2009

forth on page 24 of the Changed Pages, attached hereto as Exhibit B.
A copy of the proxy card is attached as Exhibit C to this comment letter. The Company will send the annual report along with the definitive proxy statement and proxy card to the shareholders.
2.	Please provide a letter from Asian Financial with the representations mentioned at the end of this letter.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Company has provided a letter with the representations mentioned at the end of the Comment Letter, attached hereto as Exhibit D.
* * * * *
The Company believes that the Preliminary Proxy Statement, as revised as set forth in the Changed Pages, and the foregoing supplemental data respond to the comments of the staff.
The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
/s/ Man Chiu Lee
Man Chiu Lee
Enclosure

cc.	Mr. Wenhua Guo Asian Financial, Inc. Mr. Christopher Patrick Holbert Asian Financial, Inc. Mr. William Suh Asian Financial, Inc. Ms. Jeanie Park Hogan & Hartson LLP Mr. Kurt Berney

Mr. Russell Mancuso
October 5, 2009

O’Melveny & Myers LLP Mr. Marty Dunn O’Melveny & Myers LLP Mr. Robert Plesnarski O’Melveny & Myers LLP Mr. Scott Graziano O’Melveny & Myers LLP

Exhibit B
[Supplementally Provided by Facsimile and Hand Delivery]

Exhibit C

Asian Financial, Inc.

Proxy Solicited by the Board of Directors
for the Annual Meeting of Shareholders
to be held October 15, 2009
at 9:00 p.m., local time
at No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China

The undersigned hereby appoints Christopher Patrick Holbert and William D. Suh, or any one of them, and each with full power of substitution, as proxies to vote at the Annual Meeting of Shareholders of Asian Financial, Inc. (the “Company”) to be held on October 15, 2009 at 9:00 p.m., local time, at the Company’s principal executive offices at No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China and at any adjournment thereof, hereby revoking any proxies heretofore given, to vote all common shares of the Company held or owned by the undersigned as directed on this proxy card, and in their discretion upon such other matters as may come before the meeting.

1. To ratify the current positions of Wenhua Guo, Xiqing Diao, Lianjun Cai, Punan Xie and James Zhang as directors, to hold office until the 2010 Annual Meeting of Shareholders and until their successors are duly elected and qualified, the nominees listed below:

☐ FOR	☐ WITHHOLD AUTHORITY
All nominees listed (except as indicated below)	to vote (as to all nominees)

To withhold authority to vote for any individual nominee, write the nominee’s name on the line provided below.

2. To ratify the appointment of Moore Stephens Wurth Frazer and Torbet, LLP as the Company’s independent auditor for the fiscal year ending June 30, 2010.

☐ For	☐ Against	☐ Abstain

3. To amend the Articles of Incorporation to change the name of the Company to “Duoyuan Printing, Inc.”.

☐ For	☐ Against	☐ Abstain

4. To amend the Articles of Incorporation to provide for indemnification of directors.

☐ For	☐ Against	☐ Abstain

5. To amend the Articles of Incorporation to provide for elimination of liability of directors except for certain actions.

☐ For	☐ Against	☐ Abstain

6. To amend the Articles of Incorporation to provide for the common shareholders to receive the net assets upon a dissolution or liquidation type event.

☐ For	☐ Against	☐ Abstain

7. To amend the Articles of Incorporation to provide that directors may only be removed for cause.

☐ For	☐ Against	☐ Abstain

8. To amend the Articles of Incorporation to provide that a shareholder action by written consent shall be approved by that percentage that would be required at a shareholders’ meeting.

☐ For	☐ Against	☐ Abstain

9. To amend the Articles of Incorporation to provide that a special shareholders’ meeting shall not be held unless at least 25% of all of the votes entitled to be cast demand a special shareholders’ meeting.

☐ For	☐ Against	☐ Abstain

10. To amend the Articles of Incorporation to allow the directors to enact, amend or repeal bylaws.

☐ For	☐ Against	☐ Abstain

The Board recommends that you vote FOR the above proposals. This proxy, when properly executed, will be voted in the manner directed above. WHEN NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSALS. This proxy may be revoked by the undersigned at any time, prior to the time it is voted by any of the means described in the accompanying proxy statement.

NOTE: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

Signature(s) of Shareholder(s)

Date and sign exactly as name(s) appear(s) on this proxy. If signing for estates, trusts, corporations or other entities, title or capacity should be stated. If shares are held jointly, each holder should sign.

Date:          , 2009

PLEASE COMPLETE, DATE AND SIGN THIS PROXY
AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

Exhibit D
ASIAN FINANCIAL, INC.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China
Tel: +8610-6021-2222
October 5, 2009
VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission Division of Corporation Finance Mail Stop 6010 100 F Street, NE Washington, DC 20549 Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc. Preliminary Proxy Materials Filed September 25, 2009 File No. 0-27129
Dear Mr. Mancuso:
Reference is hereby made to the staff’s letter of comment, dated October 2, 2009 (the “Comment Letter”), to Asian Financial, Inc. (the “Company”) regarding the above captioned Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A (“Preliminary Proxy Statement”).
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Christopher Patrick Holbert
Christopher Patrick Holbert
Chief Executive Officer

Mr. Russell Mancuso
October 5, 2009

cc.	Mr. Wenhua Guo Asian Financial, Inc.

Mr. William Suh Asian Financial, Inc.

Mr. Man Chiu Lee Hogan & Hartson LLP

Ms. Jeanie Park Hogan & Hartson LLP

Mr. Kurt Berney O’Melveny & Myers LLP

Mr. Marty Dunn O’Melveny & Myers LLP

Mr. Robert Plesnarski O’Melveny & Myers LLP

Mr. Scott Graziano O’Melveny & Myers LLP